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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                    CARDIODYNAMICS INTERNATIONAL CORPORATION
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                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)




                                    141597104
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                                 (CUSIP NUMBER)


                                  STEVE DECHANT
                              DEL MAR COUNTRY CLUB
                                  P.O. BOX 9660
                            RANCHO SANTA FE, CA 92067
                                 (858) 759-5990
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JULY 19, 2000
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                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



                         (Continued on following pages)


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CUSIP No. 141597104             SCHEDULE 13D   Page    2     of     4     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          (ENTITIES ONLY)
          ALLEN PAULSON, DECEASED
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               PF
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     Citizenship or Place of Organization
               USA
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                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power
                               0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               0
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
               0
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 (14)     Type of Reporting Person*
               IN (deceased 7/19/2000)
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.        SECURITY AND ISSUER

               The class of securities to which this Statement relates is the common stock (the "Common Stock") of CardioDynamics International Corporation, a California corporation ("Issuer"), whose address is 6175 Nancy Ridge Drive, Suite 300, San Diego, California 92121.


ITEM 2.        IDENTITY AND BACKGROUND

               Allen Paulson, deceased. (Allen Paulson previously reported beneficial ownership of the Common Stock in a joint and group Schedule 13D filed in the name of CardioDynamics Holdings, LLC, a California limited liability company. Mr. Paulson died on July 19, 2000.)


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Personal funds.


ITEM 4.        PURPOSE OF TRANSACTION.

               Allen Paulson's purchases were for investment, although his stockholdings may have been large enough to confer control of Issuer. He was also a director of Issuer until his death.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               Allen Paulson ceased to be the beneficial owner of more than 5% of the Common Stock when he died on July 19, 2000. Before death, he transferred to his living trust all his Common Stock except his 59,000 stock options and his indirect beneficial ownership of 103,764 shares of Common Stock through CardioDynamics Holdings, LLC. Before death, he remained the beneficial owner of all the Common Stock in the living trust because the living trust was revocable by him and he was trustee of the living trust. Upon his death, the living trust became irrevocable and beneficial ownership passed to the successor trustees of the living trust. Beneficial ownership of Allen Paulson's other beneficially-owned Common Stock passed to his estate upon his death. Allen Paulson received 1,000 stock options on May 31, 2000 and 1,000 stock options on June 30, 2000 under Issuer's stock option plan's automatic-grant program for directors of Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.


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ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable.

SIGNATURE

               After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2000


                                            /s/ John Michael Paulson
                                            ------------------------------------
                                            John Michael Paulson, Co-Executor of
                                            the Estate of Allen Paulson


                                            /s/ Edward White
                                            ------------------------------------
                                            Edward White, Co-Executor of the
                                            Estate of Allen Paulson


Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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